# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AGNT, INC., CIK 0001495932
CUSIP: 30212W100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Date of event which requires filing of this statement: 09/03/2026
Amends the filing with accession number 0001104659-25-020057
Filed by CIK 0001588428
Persons authorized to receive notices and communications: Frank Selden, 7000 Bahia Beach Blvd., Rio Grande, Puerto Rico (PR), 00745, 206-550-9777

## Reporting persons
- Penny Sanford (CIK 0001588428): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 2 is being filed to reflect that, effective September 3, 2026, record ownership of the 26,731,114 shares of Common Stock held by the Gratitude 2022 Trust (the "Trust") was updated to Frank Selden to reflect the change in the trustee of the Trust from Penny Sanford to Frank Selden. As previously reported in Amendment No. 1 to this Schedule 13D, filed February 19, 2026, Ms. Sanford is deceased and Mr. Selden was appointed successor Trustee of the Trust following her death; this Amendment No. 2 reflects the completion of the corresponding change in the record holder of the Trust's shares. Accordingly, Ms. Sanford is reported herein as beneficially owning zero shares of Common Stock, with sole and shared voting and dispositive power each reduced to 0.00 and the percent of class in Row 13 reduced to 0%. Shares of Common Stock beneficially owned by the Trust are reported by the Trust on a separate Schedule 13D filed by Mr. Selden and the Trust.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: AGNT, INC.
Address of issuer's principal executive offices: 2219 Rimland Dr., Suite 301, Bellingham, Washington (WA), 98226
Comment: This Amendment No. 2 is being filed to reflect that, effective September 3, 2026, record ownership of the 26,731,114 shares of Common Stock held by the Trust was updated to Mr. Selden to reflect the change in the trustee of the Trust from Ms. Sanford to Mr. Selden. As previously reported in Amendment No. 1 to this Schedule 13D, filed February 19, 2026, Ms. Sanford is deceased and Mr. Selden was appointed successor Trustee of the Trust following her death; this Amendment No. 2 reflects the completion of the corresponding change in the record holder of the Trust's shares. Accordingly, Ms. Sanford is reported herein as beneficially owning zero shares of Common Stock, with sole and shared voting and dispositive power each reduced to 0.00 and the percent of class in Row 13 on the cover page reduced to 0%. Shares of Common Stock beneficially owned by the Trust are reported by the Trust on a separate Schedule 13D filed by Mr. Selden and the Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: None.
Number of shares as to which each person has sole or shared power to vote or dispose: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 3, 2026

## Signatures
- Penny Sanford: /s/ Frank Selden, Frank Selden, as Trustee of the Gratitude 2022 Trust (09/08/2026)